Exhibit 99.(d).8

JOHN HANCOCK INVESTMENT TRUST

on behalf of John Hancock Disciplined Value International Fund; John Hancock Sovereign Investors Fund; John Hancock Global Opportunities Fund; John Hancock Small Cap Intrinsic Value Fund; John Hancock Global Real Estate Fund; John Hancock Global Focused Strategies Fund; and John Hancock Value Equity Fund.

AMENDMENT TO ADVISORY AGREEMENT

AMENDMENT made as of the 12th day of December, 2019, to the Advisory Agreement dated July 1, 2009, as amended (the “Agreement”), between John Hancock Investment Trust (the “Trust”), a Massachusetts business trust, on behalf of its series John Hancock Disciplined Value International Fund, John Hancock Sovereign Investors Fund; John Hancock Global Opportunities Fund; John Hancock Small Cap Intrinsic Value Fund; John Hancock Global Real Estate Fund; John Hancock Global Focused Strategies Fund; and John Hancock Value Equity Fund, and John Hancock Investment Management LLC (formerly, John Hancock Advisers, LLC) (the “Adviser”), a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to funds of the Agreement, is hereby amended to reflect the removal of the following terminated funds and any contrary fee schedule information is hereby superseded: (i) John Hancock Sovereign Investors Fund; (ii) John Hancock Global Opportunities Fund; (iii) John Hancock Small Cap Intrinsic Value Fund; (iv) John Hancock Global Real Estate Fund; (v) John Hancock Global Focused Strategies Fund; and (vi) John Hancock Value Equity Fund.

Appendix A of the Agreement, which relates to Section 4 of the Agreement, “COMPENSATION OF ADVISER,” is hereby amended to reflect the updated fee schedule for John Hancock Disciplined Value International Fund and any contrary fee schedule information is hereby superseded:

ADVISORY FEE SCHEDULES

The Adviser shall serve as an investment adviser for the Fund of the Trust listed below. The Trust will pay the Adviser, as full compensation for all services provided under this Agreement with respect to the Fund, the fee computed separately for the Fund at an annual rate as set forth in the chart below (the “Adviser Fee”).

The term Aggregate Net Assets in the chart below includes the net assets of the Fund. This term also includes as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the Adviser also serves as the adviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the Adviser.

For purposes of determining Aggregate Net Assets and calculating the Adviser Fee, the net assets of the Fund and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

An Adviser Fee based on Aggregate Net Assets for a Fund shall be based on the applicable annual fee rate for the Fund which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Adviser Fee for each Fund shall be accrued and paid daily to the Adviser for each calendar day. The daily fee accruals for Adviser Fees based on Aggregate Net Assets will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Fund. Fees shall be paid either by wire transfer or check, as directed by the Adviser.

If, with respect to any Fund, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

Portfolio	First $300 Million of Aggregate Net Assets*	Equal to or Exceed $300 Million to $2.5 Billion of Aggregate Net Assets*	Next $500 Million of Aggregate Net Assets*	Excess over $3 Billion of Aggregate Net Assets*
John Hancock Disciplined Value International Fund	0.825%	0.775%[1]	0.750%	0.725%

1 When aggregate Net Assets are equal to or exceed $300 million, the advisory fee is 0.775% on all net asset levels up to $2.5 billion.

*Assets will aggregate with the following funds: (i) John Hancock Global Disciplined Value (ex-U.S.) Fund, a sub-fund of John Hancock Worldwide Investors, PLC; (ii) International Value Fund, a series of John Hancock Funds II; and (iii) International Value Trust, a series of John Hancock Variable Insurance Trust, for purposes of determining advisory and subadvisory fee breakpoints.

2.	EFFECTIVE DATE

This Amendment shall become effective as of February 12, 2020, following approval of the Amendment by the Board of Trustees of the Trust.

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3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT TRUST,
on behalf of John Hancock Disciplined Value International Fund; John Hancock Sovereign Investors Fund; John Hancock Global Opportunities Fund; John Hancock Small Cap Intrinsic Value Fund; John Hancock Global Real Estate Fund; John Hancock Global Focused Strategies Fund; and John Hancock Value Equity Fund.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer
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